Exhibit 99.4

Biofrontera Aktiengesellschaft

Leverkusen

DE000A254RR1

	1,00 % qualifiziert nachrangige Pflichtwandelschuldverschreibung 2020/2026		1.00 % qualified subordinate Mandatory Convertible Bond 2020/2026

	Anleihebedingungen		Terms and Conditions of Convertible Bonds (non binding convenience translation)

	§ 1		§ 1
	Allgemeines / qualifizierter Nachrang / Wandlungspflicht		General / qualified subordination / mandatory conversion

(1)	Nennbetrag und Einteilung. Die von der Biofrontera AG mit Sitz in Leverkusen („Emittentin”) begebenen Wandelschuldverschreibungen im Gesamtnennbetrag von EUR 8.000.000 sind eingeteilt in 1.600.000 untereinander gleichberechtigte, auf den Inhaber lautende Teilschuldverschreibungen („Schuldverschreibungen”) im Nennbetrag von jeweils EUR 5,00 („Nennbetrag”).	(1)	Principal Amount and Denomination. The convertible bond issued by Biofrontera AG with a statutory seat in Leverkusen, (“Issuer”), in an aggregate principal amount of EUR 8,000,000 is divided into 1,600,000 non-registered pari passu ranking bonds (“Bonds”), each with a principal amount of EUR 5.00 (“Principal Amount”).

(2)	Globalverbriefung und Verwahrung. Die Schuldverschreibungen werden durch eine auf den Inhaber lautende Dauerglobalurkunde („Globalurkunde”) ohne Zinsscheine verbrieft. Die Globalurkunde wird bei der Clearstream Banking AG mit Sitz in Frankfurt am Main („Clearstream”) eingeliefert und verwahrt, bis alle Verpflichtungen der Emittentin aus den Schuldverschreibungen erfüllt sind. Die Globalurkunde trägt die Unterschrift des Vorstands der Emittentin in vertretungsberechtigter Zahl. Die Ausgabe effektiver Schuldverschreibungen und Zinsscheine ist ausgeschlossen.	(2)	Global Certificate and Custody. The Bonds are securitized in a non-registered permanent global certificate (“Global Certificate”) without interest coupons. The Global Certificate will be deposited with Clearstream Banking AG with seat in Frankfurt am Main (“Clearstream”) and will be kept in custody with Clearstream until all obligations of the Issuer under the Bonds have been satisfied. The Global Certificate bears the signatures of members of the Issuer’s management board authorized to represent the Issuer. No physical certificates representing Bonds and interest coupons will be issued.

(3)	Die Schuldverschreibungen begründen nach Maßgabe des nachfolgenden § 13 nachrangige sowie unbesicherte Verbindlichkeiten der Emittentin auf Rückzahlung des Nennbetrags von EUR 5,00 je Schuldverschreibung und auf Zahlung von fälligen Zinsen auf die Schuldverschreibungen zu Gunsten des Inhabers („Anleihegläubiger”). Diese Anleihebedingungen enthalten zudem nach Maßgabe des nachfolgenden § 13 eine vorinsolvenzliche Durchsetzungssperre.	(3)	In accordance with the provisions of the following § 13, the Bonds constitute subordinated and unsecured liabilities of the Issuer for repayment of the Principal Amount of EUR 5.00 per Bond and for payment of interest due on the Bonds for the benefit of the holders (“Bondholder”). These Terms and Conditions also contain a pre-insolvency enforcement restriction in accordance with the following § 13.

(4)	Die Anleihegläubiger sind nach Maßgabe des nachfolgenden § 8 verpflichtet, die von ihnen gehaltenen Schuldverschreibungen in Aktien (wie in § 6(1) definiert) zu wandeln.	(4)	The Bondholders are obliged to convert their Bonds into Shares (as defined in § 6(1)) in accordance with § 8 below.

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	§ 2		§ 2
	Zinsen		Interest

(1)	Zinssatz und Zinszahlungstage. Die Schuldverschreibungen werden ab dem 01. April 2020 (einschließlich) („Zinsbeginn”) mit jährlich 1,00 % auf ihren Nennbetrag verzinst. Die Zinsen sind jährlich nachträglich am 01. April eines jeden Jahres („Zinszahlungstag”), erstmals am 01. April 2021, zahlbar. Der Zinslauf der Schuldverschreibungen endet mit Ablauf des Tages, der dem Tag, an dem sie zur Rückzahlung fällig werden, unmittelbar vorausgeht, oder, falls das Wandlungsrecht ausgeübt wurde, mit Ablauf des Tages, der dem letzten Zinszahlungstag vor dem Ausübungstag unmittelbar vorausgeht oder, falls kein Zinszahlungstag vorausging, dem der dem Zinsbeginn vorausging.	(1)	Interest Rate and Interest Payment Dates. The Bonds shall bear interest at a rate of 1.00 % p.a. on their Principal Amount from and including 01 April 2020 (“Interest Commencement”). Interest shall be payable annually in arrears on 1 April of each year (“Interest Payment Date”), commencing on 1 April 2021. Interest shall cease to accrue with the expiration of the day which immediately precedes the day on which the Bonds become due for redemption, or, if the Conversion Right has been exercised, with the expiration of the day which immediately precedes the last Interest Payment Date prior to the Conversion Date or, if there was no Interest Payment Date, the Interest Commencement.

(2)	Verzugszinsen. Sofern die Emittentin die Schuldverschreibungen nicht bei Fälligkeit zurückzahlt, wird der Nennbetrag bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen (ausschließlich) mit einem jährlichen Zinssatz von 4 % weiter verzinst. Die Geltendmachung eines weiteren Schadens ist nicht ausgeschlossen.	(2)	Default Interest. Insofar as the Issuer fails to redeem the Bonds on the day on which they become due for redemption, interest shall continue to accrue on the Principal Amount at the rate of 4 % per annum until (but excluding) the date of actual redemption of the Bonds. Claims for further damages shall not be excluded.

(3)	Zinsperiode, Zinstagequotient. „Zinsperiode” bezeichnet den Zeitraum ab dem Zinsbeginn (einschließlich) bis zu dem ersten Zinszahlungstag (ausschließlich) und danach ab dem jeweiligen Zinszahlungstag (einschließlich) bis zu dem nächstfolgenden Zinszahlungstag (ausschließlich). Sind Zinsen für einen Zeitraum zu berechnen, der kürzer als eine volle Zinsperiode ist oder einer Zinsperiode entspricht, werden die Zinsen gemäß Rule 251 ICMA (ACT/ACT) berechnet.	(3)	Interest Period, Interest Day Count Fraction. “Interest Period” shall mean the period from and including the Interest Commencement until but excluding the first Interest Payment Date and thereafter from and including each relevant Interest Payment Date until but excluding the next following Interest Payment Date. Where interest is to be calculated in respect of a period which is shorter than or equal to a full Interest Period, interest will be calculated on the basis of Rule 251 ICMA (ACT/ACT)

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	§ 3		§ 3
	Zahlungen		Payments

(1)	Währung. Sämtliche Zahlungen auf die Schuldverschreibungen werden von der Emittentin in Euro geleistet.	(1)	Currency. All payments on the Bonds shall be made by the Issuer in Euro.

(2)	Zahlungen. Zahlungen von Kapital, Zinsen und aller sonstigen auf die Schuldverschreibungen zahlbaren Barbeträge werden von der Emittentin am jeweiligen Zahlungstag an eine Zahlstelle zur Weiterleitung an Clearstream zur Gutschrift auf die Konten der jeweiligen Kontoinhaber bei Clearstream geleistet. Alle Zahlungen an Clearstream oder zu deren Order befreien die Emittentin in Höhe der geleisteten Zahlungen von ihren Verbindlichkeiten aus den Schuldverschreibungen.	(2)	Payments. Payments of principal, interest and all other cash payments payable on the Bonds shall be made by the Issuer on the relevant payment date to a Paying Agent for on-payment to Clearstream for credit to the accounts of the respective accountholders in Clearstream. All payments made to Clearstream or to its order shall discharge the Issuer from its liability under the Bonds to the extent of the amounts so paid.

(3)	Zahlungstag/Fälligkeitstag/Geschäftstag. Im Rahmen dieser Anleihebedingungen bedeutet „Zahlungstag” der Tag, an dem die Zahlung tatsächlich erfolgen muss, und „Fälligkeitstag” bezeichnet den hierin vorgesehenen Zahlungstag ohne Berücksichtigung einer solchen Verschiebung. Ein „Geschäftstag” ist jeder Tag, an dem Banken in Frankfurt am Main für den Geschäftsverkehr geöffnet sind und Zahlungen in Euro über das TARGET 2 System (bzw. ein entsprechendes Nachfolgesystem) abgewickelt werden können. Ist ein Fälligkeitstag kein Geschäftstag, so wird die betreffende Zahlung erst am nächstfolgenden Geschäftstag als Zahlungstag geleistet, ohne dass wegen dieses Zahlungsaufschubes Zinsen oder sonstige Entschädigungen zu zahlen sind.	(3)	Payment Date/Due Date/Business Day. For the purposes of these Terms and Conditions, “payment date” means the day on which the payment is actually to be made, and “due date” means the payment date provided for herein, without taking account of such adjustment. A “Business Day” shall be any day on which banking institutions are open for business in Frankfurt am Main and payments in Euro may be settled via the TARGET 2 system (or a corresponding follow-up system). If any due date is not a Business Day, such payment will not be made until the immediately following payment date, and no interest or other reimbursements shall be paid in respect of the delay in such payment.

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	§ 4		§ 4
	Fälligkeit; Rückerwerb		Maturity; Repurchase

(1)	Fälligkeit. Die Schuldverschreibungen werden am 30. November 2026 („Rückzahlungstag”) zu ihrem Nennbetrag zuzüglich auf den Nennbetrag bis zum Rückzahlungstag (ausschließlich) aufgelaufener Zinsen zurückgezahlt, sofern sie nicht vorher zurückgezahlt, gewandelt oder zurückgekauft und entwertet worden sind oder zu wandeln sind (insbesondere im Rahmen der Pflichtwandlung bei Fälligkeit gem. § 8).	(1)	Maturity. The Bonds will be redeemed with their Principal Amount on 30 November 2026 (“Maturity Date”), together with accrued interest on the Principal Amount until (but excluding) the Maturity Date, unless they have previously been redeemed or converted or purchased and cancelled or have to be converted (in particular under the provisions for mandatory conversion upon maturity in accordance with § 8) .

(2)	Rückerwerb. Die Emittentin und/oder ein mit ihr verbundenes Unternehmen ist berechtigt, jederzeit Schuldverschreibungen im Markt oder auf andere Weise zu erwerben. Die zurückerworbenen Schuldverschreibungen können gehalten, entwertet oder wieder verkauft werden.	(2)	Repurchases. The Issuer and/or any of its affiliates shall be entitled at any time to purchase Bonds in the market or otherwise. Bonds repurchased may be held, cancelled or resold.

	§ 5		§ 5
	Steuern		Taxes

	Alle Zahlungen der Emittentin auf die Schuldverschreibungen werden ohne Abzug oder Einbehalt gegenwärtiger oder zukünftiger Steuern, Abgaben oder amtlicher Gebühren gleich welcher Art geleistet, die von einer in der Bundesrepublik Deutschland ansässigen Behörde oder für deren Rechnung oder von oder für Rechnung einer dort zur Steuererhebung ermächtigten Gebietskörperschaft oder Behörde durch Abzug oder Einbehalt an der Quelle auferlegt, erhoben oder eingezogen werden, es sei denn, ein solcher Abzug oder Einbehalt ist rechtlich vorgeschrieben. Die Emittentin ist im Hinblick auf einen solchen Abzug oder Einbehalt nicht zu zusätzlichen Zahlungen an die Anleihegläubiger verpflichtet.		All payments by the Issuer on the Bonds will be made without deduction or withholding of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by way of deduction or withholding at source by, in or on behalf of the Federal Republic of Germany or by or on behalf of any political subdivision or authority thereof or therein having power to tax, unless such deduction or withholding is required by law. The Issuer shall not be required to make any additional payments to the Bondholders in respect of such deduction or withholding.

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	§ 6		§ 6
	Wandlungsrecht		Conversion Right

(1)	Die Emittentin gewährt jedem Anleihegläubiger das Recht (“Wandlungsrecht”), gemäß den Bestimmungen dieses § 6 jederzeit während des Ausübungszeitraums (§ 6(3)) jede Schuldverschreibung in jeweils eine nennbetragslose auf den Namen lautende Stammaktie mit einem rechnerischen Anteil am Grundkapital von EUR 1,00 der Emittentin („Aktien”) zu wandeln. Der Wandlungspreis je Aktie beträgt, vorbehaltlich einer Anpassung gemäß § 12, EUR 5,00 („Wandlungspreis”).	(1)	Conversion Right. The Issuer grants each Bondholder the right (“Conversion Right”) to convert in accordance with this § 6 at any time during the Conversion Period (§ 6(3)) each Bond into one no-par ordinary registered share with a proportion of the share capital of EUR 1.00 of the Issuer (“Shares”). Subject to adjustments pursuant to § 12, the conversion price per Share amounts to 100% of the principal amount of the Bond and therefore EUR 5.00 (“Conversion Price”).

(2)	Das Wandlungsverhältnis (das „Wandlungsverhältnis”) errechnet sich durch Division des Nennbetrags einer Schuldverschreibung durch den am Ausübungstag geltenden Wandlungspreis. Das anfängliche Wandelverhältnis beträgt 1 : 1. Die Lieferung der Aktien erfolgt gemäß § 9.	(2)	The conversion ratio (“Conversion Ratio”) shall be calculated by dividing the Principal Amount of a Bond by the Conversion Price applicable on the Conversion Date. The initial Conversion Ratio is 1 : 1. Delivery of Shares shall be made in accordance with § 9.

(3)	Ausübungszeitraum. Das Wandlungsrecht kann durch einen Anleihegläubiger nach Maßgabe dieser Anleihebedingungen jederzeit bis zum zehnten Geschäftstag vor dem Rückzahlungstag (beide Tage einschließlich) („Ausübungszeitraum”) ausgeübt werden, allerdings vorbehaltlich § 6(4). Ist der letzte Tag des Ausübungszeitraums kein Geschäftstag, so endet der Ausübungszeitraum an dem Geschäftstag, der diesem Tag unmittelbar vorangeht. Fällt der letzte Tag des Ausübungszeitraums in einen Nichtausübungszeitraum, so endet der Ausübungszeitraum am letzten Geschäftstag vor dem Beginn des betreffenden Nichtausübungszeitraums.	(3)	Conversion Period. The Conversion Right may be exercised by a Bondholder at any time pursuant to these conditions ending on the tenth Business Day prior to the Maturity Date (both dates inclusive) (“Conversion Period”), however subject to the provisions of § 6(4). If the last day of the Conversion Period falls on a day which is not a Business Day, the Conversion Period shall terminate on the Business Day immediately preceding such day. If the last day of the Conversion Period falls within an Exclusion Period, the Conversion Period shall terminate on the last Business Day prior to the commencement of such Exclusion Period.

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(4)	Nichtausübungszeitraum. Die Ausübung des Wandlungsrechts ist während der nachfolgenden Zeiträume („Nichtausübungszeitraum”) ausgeschlossen:		(4)	Exclusion Period. The exercise of the Conversion Right shall be excluded during any of the following periods (“Exclusion Period”):

	●	anlässlich von Hauptversammlungen der Emittentin während eines Zeitraums ab der Einberufung der Hauptversammlung bis zum Tag der Hauptversammlung (jeweils einschließlich) endet;		●	in connection with any shareholder assemblies of the Issuer, a period commencing on the convocation of the shareholder assembly and ending the day of such shareholder assembly (each inclusive);

	●	während eines Zeitraums von fünf Geschäftstagen vor dem Ende des Geschäftsjahres der Emittentin;		●	a period of five business days prior to the end of the fiscal year of the Issuer;

	●	während des Zeitraums beginnend mit dem Tag, an dem ein Bezugsangebot der Emittentin an ihre Aktionäre zum Bezug von Aktien, Schuldverschreibungen mit Options- oder Wandlungsrechten oder –pflichten, Gewinnschuldverschreibungen oder Genussscheinen im Bundesanzeiger veröffentlicht wird, bis zum letzten Tag der für die Ausübung des Bezugsrechts bestimmten Frist (jeweils einschließlich); und		●	a period commencing on the date on which an offer by the Issuer to its shareholders by way of a rights offering to subscribe to shares, debt securities with warrants or bonds with option or conversion rights or conversion obligations, profit-linked bonds or profit participation certificates is published in the German Federal Gazette (Bundesanzeiger), and ending on the last day of the subscription period (both dates inclusive); and

	●	während des Zeitraums beginnend mit dem Tag, an dem ein Bezugsangebot der Emittentin an ihre Aktionäre zum Bezug von Aktien, Schuldverschreibungen mit Options- oder Wandlungsrechten oder –pflichten, Gewinnschuldverschreibungen oder Genussscheinen im Wege einer Ad-hoc-Mitteilung oder ähnlichen Mitteilung (mit konkreten Angaben über das bevorstehende Bezugsangebot) öffentlich angekündigt wird, bis zum letzten Tag der für die Ausübung des Bezugsrechts bestimmten Frist (jeweils einschließlich).		●	a period commencing on the date on which an offer by the Issuer to its shareholders by way of a rights offering to subscribe to shares, debt securities with warrants or bonds with option or conversion rights or conversion obligations, profit-linked bonds or profit participation certificates is published by way of an ad-hoc-release or a similar communication (with specific details regarding the imminent subscription offer), and ending on the last day of the subscription period (both dates inclusive).

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		§ 7			§ 7
		Ausübung des Wandlungsrechts			Exercise of Conversion Right

(1)	Ausübungserklärung. Zur Ausübung des Wandlungsrechts muss der Anleihegläubiger während des Ausübungszeitraums auf eigene Kosten während der üblichen Geschäftszeiten an einem Geschäftstag bei einer Wandlungsstelle (§ 15) eine ordnungsgemäß ausgefüllte und unterzeichnete Erklärung (die „Ausübungserklärung” oder „Wandlungserklärung”) unter Verwendung eines dann gültigen Vordrucks, der bei der Wandlungsstelle erhältlich ist, einreichen. Ausübungserklärungen sind unwiderruflich. Die Ausübungserklärung hat mindestens die folgenden Angaben zu enthalten:		(1)	Conversion Notice. To exercise the Conversion Right, the Bondholder must deliver to a Conversion Agent (§ 15) at its own expense during normal business hours on a Business Day during the Conversion Period a duly completed and signed notice (the “Conversion Notice”) using a form (as amended from time to time) available from the Conversion Agent. Conversion Notices shall be irrevocable. The Conversion Notice shall at least include:

	●	Name und Anschrift der ausübenden Person;		●	name and address of the exercising person;

	●	die Zahl der Schuldverschreibungen, für die das Wandlungsrecht ausgeübt werden soll;		●	the number of Bonds with respect to which the Conversion Right shall be exercised;

	●	die Bezeichnung des Wertpapierdepots des Anleihegläubigers, in das die Aktien über Clearstream geliefert werden sollen;		●	the deposit account of the Bondholder to which the Shares are to be delivered via Clearstream;

	●	gegebenenfalls die Bezeichnung eines auf Euro lautenden Kontos des Anleihegläubigers oder seiner Depotbank, auf das auf die Schuldverschreibungen zahlbare Beträge über Clearstream geleistet werden sollen; und		●	if applicable, a Euro-account of the Bondholder or its depository bank to which any payments on the Bonds are to be made via Clearstream; and

	●	in dem Vordruck der Ausübungserklärung geforderte Bestätigungen und Verpflichtungserklärungen im Hinblick auf bestimmte Beschränkungen der Inhaberschaft der Schuldverschreibungen und/oder der Aktien.		●	the certifications and undertakings set out in the form of the Conversion Notice relating to certain restrictions of the ownership of the Bonds and/or the Shares.

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(2)	Weitere Voraussetzungen für die Ausübung des Wandlungsrechts. Die Ausübung des Wandlungsrechts setzt außerdem voraus, dass die Schuldverschreibungen, für die das Wandlungsrecht ausgeübt werden soll, an die jeweilige Wandlungsstelle geliefert werden, und zwar durch Lieferung (Umbuchung) der Schuldverschreibungen auf das Konto der Wandlungsstelle bei Clearstream. Die Wandlungsstellen sind ermächtigt, die Bezugserklärung gemäß § 198 Abs. 1 AktG („Bezugserklärung”) für den Anleihegläubiger abzugeben. Die Wandlungsstellen sind von den Beschränkungen des § 181 BGB befreit.	(2)	Further Requirements for Exercise of Conversion Right. The exercise of the Conversion Right further requires that the Bonds to be converted be delivered to the respective Conversion Agent by transferring (book-entry transfer) the Bonds to the Clearstream account of the Conversion Agent. The Conversion Agents shall be authorized to deliver the subscription certificate pursuant to sec. 198 para. 1 of the German Stock Corporation Act (Aktiengesetz, AktG) (“Subscription Certificate”) on behalf of the Bondholder. The Conversion Agents are exempt from the restrictions of sec. 181 of the German Civil Code (Bürgerliches Gesetzbuch, BGB).

(3)	Prüfung der Ausübungserklärung. Nach Erfüllung sämtlicher in § 7(1) und § 7(2) genannten Voraussetzungen für die Ausübung des Wandlungsrechts prüft die jeweilige Wandlungsstelle, ob die Zahl der an die Wandlungsstelle gelieferten Schuldverschreibungen der in der Ausübungserklärung angegebenen Zahl von Schuldverschreibungen entspricht. Soweit die in der Ausübungserklärung angegebene Zahl von Schuldverschreibungen die Zahl der tatsächlich gelieferten Schuldverschreibungen über- oder unterschreitet, wird die Wandlungsstelle, je nachdem, welche Zahl niedriger ist, entweder (i) diejenige Gesamtzahl von Aktien, die der in der Ausübungserklärung angegebenen Zahl von Schuldverschreibungen entspricht, oder (ii) diejenige Gesamtzahl von Aktien, die der Zahl der tatsächlich gelieferten Schuldverschreibungen entspricht, von der Emittentin beziehen und an den Anleihegläubiger liefern. Verbleibende Schuldverschreibungen werden an den Anleihegläubiger auf dessen eigene Kosten zurückgeliefert.	(3)	Review of Conversion Notice. Upon fulfilment of all requirements specified in § 7(1) and § 7(2) for the exercise of the Conversion Right, the respective Conversion Agent will verify whether the number of Bonds delivered to the Conversion Agent is identical to the number of Bonds specified in the Conversion Notice. In the event of any excess or shortfall, the Conversion Agent shall subscribe from the Issuer and deliver to the Bondholder the lower of (i) such total number of Shares which corresponds to the number of Bonds set forth in the Conversion Notice, or (ii) such total number of Shares which corresponds to the number of Bonds in fact delivered. Any remaining Bonds will be redelivered to the Bondholder at its own expense.

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	Nach Erfüllung sämtlicher in § 7(1) und § 7(2) genannten Voraussetzungen für die Ausübung des Wandlungsrechts soll die Wandlungsstelle binnen zehn Geschäftstagen die Bezugserklärung ausstellen und im Original an die Emittentin (eingehend) übermitteln.		Upon fulfilment of all requirements specified in § 7(1) and § 7(2) for the exercise of the Conversion Right, the respective Conversion Agent will within ten Business Days issue the Subscription Certificate and send the original ( inbound ) to the Issuer.

(4)	Ausübungstag. Das Wandlungsrecht ist an dem Geschäftstag wirksam ausgeübt, an dem sämtliche in § 7(1) und § 7(2) genannten Voraussetzungen für die Ausübung des Wandlungsrechts erfüllt sind und die Emittentin die Bezugserklärung erhalten hat (der „Ausübungstag”). Für den Fall, dass die in § 7(1) und § 7(2) genannten Voraussetzungen an einem Tag erfüllt worden sind, der in einen Nichtausübungszeitraum fällt, ist der Ausübungstag der erste Geschäftstag nach dem Ende dieses Nichtausübungszeitraums, sofern auch dieser Tag noch in den Ausübungszeitraum fällt; andernfalls ist das Wandlungsrecht nicht wirksam ausgeübt.	(4)	Conversion Date. The Conversion Right shall be validly exercised on the Business Day on which all of the conditions precedent specified in § 7(1) and § 7(2) for the exercise of the Conversion Right have been fulfilled and the Issuer has received the Subscription Certificate (the “Conversion Date”). In the event that the conditions precedent specified in § 7(1) and § 7(2) are fulfilled on a day which falls within an Exclusion Period, then the Conversion Date shall be the first Business Day after the end of such Exclusion Period provided that such day still falls within the Conversion Period; otherwise, the Conversion Right shall not have been validly exercised.

(5)	Kosten der Ausübung. Sämtliche Kosten, die durch die Ausübung des Wandlungsrechts und/oder durch die Lieferung der Aktien an den betreffenden Anleihegläubiger oder die in der Ausübungserklärung bezeichnete Person durch oder für Rechnung der Emittentin anfallen, werden von der Emittentin getragen. Seine Bankspesen und sonstige ihm entstehende Kosten trägt der Anleihegläubiger.	(5)	Conversion Costs. All costs arising on exercise of the Conversion Right and/or delivery of Shares by, or on behalf of, the Issuer to the relevant Bondholder or the person designated in the Conversion Notice shall be borne by the Issuer. All banking and other fees shall be borne by the Bondholder.

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	§ 8		§ 8
	Pflichtwandlung bei Fälligkeit / Wandlung durch die Emittentin		Mandatory Conversion upon Maturity / Conversion by the Issuer

(1)	Pflichtwandlung bei Fälligkeit. Jeder Anleihegläubiger ist verpflichtet, für alle seine Schuldverschreibungen zur Fälligkeit innerhalb des Ausübungszeitraums die Wandlung zu erklären („Pflichtwandlung bei Fälligkeit”), es sei denn, die Emittentin veröffentlicht gem. § 16 vor dem Rückzahlungstag einen Verzicht auf die Pflichtwandlung bei Fälligkeit.	(1)	Mandatory Conversion upon Maturity. Each bondholder is obliged to declare conversion for all his Bonds at maturity (“Mandatory Conversion upon Maturity”) within the Conversion Period unless the Issuer publishes a waiver of Mandatory Conversion upon Maturity pursuant to § 16 before the Maturity Date.

	Wenn die Emittentin nicht auf die Pflichtwandlung bei Fälligkeit verzichtet, gibt sie dies gem. § 16 mindestens 45 Tage vor dem Rückzahlungstag bekannt („Pflichtwandlungsbekanntmachung”).		If the Issuer has not waived the Mandatory Conversion at Maturity, it shall announce this pursuant to § 16 at least 45 days before the Maturity Date (“Mandatory Conversion Announcement”).

	Die Emittentin verpflichte sich im Sinne eines echten Vertrags zu Gunsten Dritter zu Gunsten der European Investment Bank (EIB), nicht auf die Pflichtwandlung bei Fälligkeit zu verzichten, wenn andernfalls eine Rückzahlung auf die Schuldverschreibungen erfolgen würde, bevor sämtliche Zahlungsverpflichtungen der Emittentin gegenüber der European Investment Bank vollständig erfüllt sind.		The Issuer undertakes in the meaning of a genuine contract for the benefit of a third party (echter Vertrag zu Gunsten Dritter) in favour of the European Investment Bank (EIB) not to waive the Mandatory Conversion upon Maturity right if otherwise a repayment on the Bonds would be made before all payment obligations of the Issuer vis-à-vis the European Investment Bank have been completely fulfilled.

	Zur Durchführung der Pflichtwandlung bei Fälligkeit müssen die Schuldverschreibungen, für die die Pflichtwandlung bei Fälligkeit durchgeführt wird, binnen der Ausübungsfrist der Wandlungsstelle durch die Anleihegläubiger übergeben werden. Die Schuldverschreibungen werden an die Wandlungsstelle zur Verwahrung für Rechnung des Anleihegläubigers und Weiterleitung an die Emittentin übergeben.		For the purpose of the Mandatory Conversion upon Maturity, the Bonds to be mandatorily converted must be transferred to the Conversion Agent by the Bondholders within the Conversion Period. The Bonds shall be transferred to the Conversion Agent to be held for the account of the Bondholder for transfer to the Issuer.

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Jeder Anleihegläubiger beauftragt und bevollmächtigt die Wandlungsstelle, die Pflichtwandlung der übergebenen Schuldverschreibungen in Aktien nach Maßgabe und in Übereinstimmung mit der durch diesen Anleihegläubiger abgegebenen Wandlungserklärung durchzuführen. Der Anleihegläubiger ermächtigt die Wandlungsstelle insbesondere, die Bezugserklärung gemäß § 198 Abs. 1 AktG abzugeben.	Each Bondholder instructs and authorizes the Conversion Agent to mandatorily convert the delivered Bonds into Shares pursuant to and in conformity with the Conversion Notice issued by the respective Bondholder. In particular, each Bondholder authorizes the Conversion Agent to issue the Subscription Certificate pursuant to sec. 198 para. 1 AktG on behalf of the Bondholder.

Die Wandlungsstelle ist ferner ermächtigt, die Schuldverschreibungen aus einem vom Anleihegläubiger bei Clearstream oder der jeweiligen Depotbank unterhaltenen Depot zu entnehmen und auf ein von der Wandlungsstelle unterhaltenes Depot zu übertragen. Die Wandlungsstelle ist von den Beschränkungen des § 181 BGB befreit.	The Conversion Agent is also authorised to draw down the Bonds from a securities account held by the Bondholder at Clearstream or the respective Custodian Bank and to transfer them to a securities account maintained by the Conversion Agent. The Conversion Agent is exempt from the restrictions of sec. 181 of the German Civil Code (Bürgerliches Gesetzbuch).

Die jeweilige depotführende Bank des Anleihegläubigers ist mit dem Erwerb der Schuldverschreibung durch den Anleihegläubiger und deren Verbuchung auf einem Depot des Anleihegläubigers ermächtigt, in jedem Fall ohne vorherige gesonderte Benachrichtigung des Anleihegläubigers von der Pflichtwandlung bei Fälligkeit betroffene Schuldverschreibungen auf ein Depot der Wandlungsstelle zu übertragen. Die jeweilige depotführende Bank ist ferner ermächtigt, alle sonstigen Handlungen vorzunehmen und Erklärungen abzugeben, einschließlich der Bezugserklärung gem. § 198 AktG, soweit dies zur Herbeiführung der Wandlung erforderlich ist. Die Depotbank ist ferner ermächtigt, Untervollmacht zu erteilen. Diese Ermächtigung ist unbedingt und unwiderruflich und wirkt gegenüber jeden Anleihegläubiger.	Upon the acquisition of the Bonds by the Bondholder and their booking to a securities account of the Bondholder, the respective custodian bank of the Bondholder is authorised to transfer Bonds subject to a Mandatory Conversion upon Maturity to a securities account of the Conversion Agent in any case without prior notification of the Bondholder. The respective custodian bank is further authorized to take all other actions and make all other declarations, including the issue of the Subscription Certificate pursuant to sec. 198 AktG, to the extent required to effect the conversion. The custodian bank is also authorised to grant sub-authorisation. This authorization is unconditional and irrevocable and is binding on each Bondholder.

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	Fällt der letzte Tag des Ausübungszeitraums in einen Nichtausübungszeitraum, so endet die Frist für die Wandlung im Falle der Pflichtwandlung bei Fälligkeit abweichend von § 6(3) am ersten Geschäftstag nach dem Beginn des betreffenden Nichtausübungszeitraums.		If the last day of the Conversion Period is within an Exclusion Period, the period for the conversion contrary to § 6(3) ends at the first Business Day after the end of the relevant Exclusion Period.

(2)	Wandlung durch die Emittentin. Die Emittentin ist ferner zeitlich unbefristet jederzeit zur „Pflichtwandlung” berechtigt, nachdem der Kurs der Aktie der Emittentin EUR 6,00 einmalig überschreitet („Pflichtwandlungsauslösungspreis”). Maßgeblich ist der volumengewichtete arithmetischer Mittelwert der an der Frankfurter Wertpapierbörse im XETRA-Handel festgestellten Schlusskurse der Aktie der Gesellschaft während eines zusammenhängenden Zeitraums von fünf Handelstagen. Der Pflichtwandlungsauslösungspreis ist entsprechend § 12 anzupassen.	(2)	Conversion by the Issuer. The Issuer further has the right, for a non-limited period of time, to “Mandatory Conversion”, any time after the stock price of the Issuer’s shares exceeds EUR 6.00 at least once (“Mandatory Conversion Trigger Price”). The relevant stock price shall be the volume weighted arithmetic average of the closing price determined on the XETRA trade of the Frankfurt Stock Exchange within a continuous period of five trading days. The Mandatory Conversion Trigger Price shall be subject to the adjustments pursuant to § 12.

	Macht die Emittentin von diesem Recht Gebrauch, ist die Aufforderung zur Pflichtwandlung gem. § 16 bekannt zu geben („Pflichtwandlungsmitteilung”).		If the Issuer exercises this right, the request for mandatory conversion must be published pursuant to § 16 (“Mandatory Conversion Notice”).

	Zur Durchführung der Pflichtwandlung müssen die Schuldverschreibungen, für die die Pflichtwandlung durchgeführt wird, binnen 15 Geschäftstagen nach dem Tag, an dem die Pflichtwandlungsmitteilung veröffentlicht wurde („Pflichtwandlungsfrist”), der Wandlungsstelle durch die Anleihegläubiger übergeben werden. Die Schuldverschreibungen werden an die Wandlungsstelle zur Verwahrung für Rechnung des Anleihegläubigers und Weiterleitung an die Emittentin übergeben.		For the purpose of the Mandatory Conversion the Bonds to be mandatorily converted must be transferred to the Conversion Agent by the Bondholders within 15 Business Days after the day on which the Mandatory Conversion Notice was published (“Mandatory Conversion Period”). The Bonds shall be transferred to the Conversion Agent to be held for the account of the Bondholder for transfer to the Issuer.

	Jeder Anleihegläubiger beauftragt und bevollmächtigt die Wandlungsstelle, die Pflichtwandlung der übergebenen Schuldverschreibungen in Aktien nach Maßgabe und in Übereinstimmung mit der durch diesen Anleihegläubiger abgegebenen Wandlungserklärung durchzuführen. Der Anleihegläubiger ermächtigt die Wandlungsstelle insbesondere, die Bezugserklärung gemäß § 198 Abs. 1 AktG binnen der Pflichtwandlungsfrist abzugeben. Die Wandlungsstelle ist ferner ermächtigt, die Schuldverschreibungen aus einem vom Anleihegläubiger bei Clearstream oder der jeweiligen Depotbank unterhaltenen Depot zu entnehmen und auf ein von der Wandlungsstelle unterhaltenes Depot zu übertragen. Die Wandlungsstelle ist von den Beschränkungen des § 181 BGB befreit.		Each Bondholder instructs and authorizes the Conversion Agent to mandatorily convert the delivered Bonds into Shares pursuant to and in conformity with the Conversion Notice issued by the respective Bondholder. In particular, each Bondholder authorizes the Conversion Agent to issue the Subscription Certificate pursuant to sec. 198 para. 1 AktG on behalf of the Bondholder within the Mandatory Conversion Period. The Conversion Agent is also authorised to draw down the Bonds from a securities account held by the Bondholder at Clearstream or the respective Custodian Bank and to transfer them to a securities account maintained by the Conversion Agent. The Conversion Agent is exempt from the restrictions of sec. 181 of the German Civil Code (Bürgerliches Gesetzbuch).

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Die jeweilige depotführende Bank des Anleihegläubigers ist mit dem Erwerb der Schuldverschreibung durch den Anleihegläubiger und deren Verbuchung auf einem Depot des Anleihegläubigers ermächtigt, in jedem Fall ohne vorherige gesonderte Benachrichtigung des Anleihegläubigers von einer Pflichtwandlung betroffene Schuldverschreibungen auf ein Depot der Wandlungsstelle zu übertragen. Die jeweilige depotführende Bank ist ferner ermächtigt, alle sonstigen Handlungen vorzunehmen und Erklärungen abzugeben, einschließlich der Bezugserklärung gem. § 198 AktG, soweit dies zur Herbeiführung der Wandlung binnen der Pflichtwandlungsfrist erforderlich ist. Die Depotbank ist ferner ermächtigt, Untervollmacht zu erteilen. Diese Ermächtigung ist unbedingt und unwiderruflich und wirkt gegenüber jeden Anleihegläubiger.	Upon the acquisition of the Bonds by the Bondholder and their booking to a securities account of the Bondholder, the respective custodian bank of the Bondholder is authorised to transfer Bonds subject to a Mandatory Conversion to a securities account of the Conversion Agent in any case without prior notification of the Bondholder. The respective custodian bank is further authorized to take all other actions and make all other declarations, including the issue of the Subscription Certificate pursuant to sec. 198 AktG, to the extent required to effect the conversion within the Mandatory Conversion Period. The custodian bank is also authorised to grant sub-authorisation. This authorization is unconditional and irrevocable and is binding on each Bondholder.

Fällt der letzte Tag der Pflichtwandlungsfrist in einen Nichtausübungszeitraum, so endet die Pflichtwandlungsfrist am ersten Geschäftstag nach dem Beginn des betreffenden Nichtausübungszeitraums.	If the last day of the Mandatory Conversion Period is within an Exclusion Period, the Mandatory Conversion Period ends at the first Business Day after the end of the relevant Exclusion Period.

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(3)	Wandlungspreis/Weitere Regelungen. Auf die Pflichtwandlung bei Fälligkeit gem. § 8(1) und Pflichtwandlung durch die Emittentin gem. § 8(2) finden im Übrigen die Regelung über die Wandlung durch den Anleihegläubiger gem. den §§ 6 und 7 entsprechend Anwendung.	(3)	Conversion Price/Further Provisions. In other respects the provisions according to §§ 6 and 7 regarding the conversion by the Bondholders shall apply mutatis mutandis to the Mandatory Conversion upon Maturity pursuant to § 8(1) and the Mandatory Conversion by the Issuer pursuant to § 8(2).

	Im Fall der Pflichtwandlung bei Fälligkeit gem. § 8(1) erfolgt die Wandlung zu dem am Tag der Veröffentlichung der Pflichtwandlungsbekanntmachung geltenden Wandlungspreis gem. § 6(1).		In the case of a Mandatory Conversion upon Maturity in accordance with § 8(1), the conversion will be effected at the Conversion Price in accordance with § 6(1) applicable on the day of the publication of the Mandatory Conversion Announcement.

	Im Fall der Pflichtwandlung durch die Emittentin gem. § 8(2) erfolgt die Wandlung zu dem am Tag der Veröffentlichung der Pflichtwandlungsmitteilung geltenden Wandlungspreis gem. § 6(1).		In the event of Mandatory Conversion by the Issuer pursuant to § 8(2), the conversion will be effected at the Conversion Price pursuant to § 6(1) applicable on the day of the publication of the Mandatory Conversion Notice.

(4)	Zahlungsansprüche. Im Falle der Pflichtwandlung bei Fälligkeit bzw. bei Pflichtwandlung gilt das Wandlungsrecht als zum Zeitpunkt der Pflichtwandlungsbekanntmachung bzw. der Pflichtwandlungsmitteilung als ausgeübt. Nach Erklärung der Pflichtwandlung bzw. Pflichtwandlung bei Fälligkeit durch die Emittentin kann der Anleihegläubiger nur noch die Lieferung von Aktien verlangen. Insbesondere kann er von der Emittentin keine Barzahlung gem. § 10 sowie keine Zinszahlungen für einen über den Zeitpunkt der Erklärung der Pflichtwandlung hinausgehenden Zeitraum verlangen, wenn er seinen Verpflichtungen nach diesem § 8 nicht nachgekommen ist und die Emittentin in der Folge gehindert ist, Aktien aus bedingtem Kapital an den Anleihegläubiger auszugeben. Im Übrigen gilt § 10 entsprechend.	(4)	Claims for Payment. In the case of a Mandatory Conversion upon Maturity or in the case of a Mandatory Conversion, the conversion right is deemed to have been exercised at the time of publication of the Mandatory Conversion Announcement or the Mandatory Conversion Notice. After announcement of the Mandatory Conversion or the Mandatory Conversion upon Maturity by the Issuer, the rights of the Bondholders are limited to delivery of shares. In particular, the Bondholder may neither request cash payment in lieu of shares pursuant to § 10, nor any interest payment for any period after the point in time of the announcement of the Mandatory Conversion, if the Bondholder has not complied with the obligations under this § 8 and the Issuer was consequently precluded to issue Shares from conditional capital to the Bondholders. Subject to the foregoing, § 10 applies accordingly.

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	§ 9		§ 9
	Lieferung der Aktien; Ausgleich von Bruchteilen von Aktien		Delivery of Shares; Compensation for Fractions of Shares

(1)	Lieferung der Aktien; Bruchteile von Aktien. Nach Ausübung des Wandlungsrechts werden ausschließlich ganze Aktien geliefert. Ein Anspruch auf Lieferung von Bruchteilen von Aktien besteht nicht. Soweit die jeweilige Wandlungsstelle festgestellt hat (ohne dazu verpflichtet zu sein), dass für denselben Anleihegläubiger mehrere Schuldverschreibungen zur gleichen Zeit gewandelt wurden, und soweit sich für eine oder mehrere Schuldverschreibungen bei der Durchführung der Wandlung Bruchteile von Aktien ergeben, werden alle sich aus der Wandlung dieser Schuldverschreibungen ergebenden Bruchteile von Aktien addiert und die sich infolge der Addition der Bruchteile etwa ergebenden ganzen Aktien an den betreffenden Anleihegläubiger geliefert. Die zu liefernden Aktien werden so bald wie möglich nach dem Ausübungstag auf das von dem betreffenden Anleihegläubiger in der Ausübungserklärung angegebene Wertpapierdepot übertragen. Bis zur Übertragung der Aktien bestehen keine Ansprüche aus den Aktien.	(1)	Delivery of Shares; Fractions of Shares. Upon any exercise of the Conversion Right, only full Shares shall be delivered. Fractions of Shares may not be claimed. To the extent that the respective Conversion Agent has ascertained (without any obligation to do so) that several Bonds have been converted at the same time for the same Bondholder and to the extent that any conversion of one or several Bonds results in fractions of Shares, the fractions of Shares resulting from the conversion of such Bonds shall be aggregated and any full Shares resulting from such aggregation of fractions of Shares shall be delivered to the respective Bondholder. The Shares to be delivered shall be transferred as soon as practicable after the Conversion Date to the securities deposit account of the Bondholder designated in the Conversion Notice. Until delivery of the Shares, no rights may be exercised from the Shares.

(2)	Verbleibende Bruchteile von Aktien. Verbleibende Bruchteile von Aktien werden nicht geliefert. Ein Ausgleich in Geld findet nicht statt.	(2)	Remaining Fractions of Shares. Remaining fractions of Shares shall not be delivered and shall not be compensated in cash. .

(3)	Steuern. Die Lieferung von Aktien gemäß § 9(1) erfolgt nur, sofern der Anleihegläubiger etwaige Steuern, Abgaben oder amtliche Gebühren zahlt, die im Zusammenhang mit der Ausübung des Wandlungsrechts oder der Lieferung der Aktien gemäß § 9(1) anfallen.	(3)	Taxes. Delivery of Shares pursuant to § 9(1) is subject to payment by a Bondholder of any taxes, duties or governmental charges which may be imposed in connection with the exercise of the Conversion Right or the delivery of the Shares pursuant to § 9(1).

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	§ 10		§ 10
	Barzahlung statt Lieferung der Aktien in bestimmten Fällen		Cash Payment in Lieu of Delivery of Shares in Certain Circumstances

(1)	Barzahlung statt Lieferung der Aktien. Falls und soweit die Emittentin rechtlich gehindert ist, Aktien aus bedingtem Kapital bei Ausübung des Wandlungsrechts durch einen Anleihegläubiger zu begeben, ist sie verpflichtet, an den Anleihegläubiger an Stelle der Lieferung der Aktien, auf die der Anleihegläubiger ansonsten gemäß § 6(1) einen Anspruch hätte, aber an deren Ausgabe die Emittentin gehindert ist, einen Barbetrag in Euro („Barzahlung”) zu zahlen. Die Barzahlung für eine Aktie errechnet sich aus dem Betrag des volumengewichteten arithmetischen Mittels der XETRA-Kurse innerhalb eines Zeitraums von fünf aufeinanderfolgenden Handelstagen beginnend an dem zweiten auf den Benachrichtigungstag (§ 10(2)) folgenden Handelstag („Berechnungszeitraum”), gerundet auf den nächsten vollen Cent, wobei EUR 0,005 abgerundet werden. Ein Anspruch des Anleihegläubigers auf Lieferung bzw. Ausgleich von Bruchteilen von Aktien besteht nicht. Die Barzahlung wird spätestens am dritten Geschäftstag nach dem letzten Tag des Berechnungszeitraums durch die Emittentin geleistet. Auf diesen Betrag werden keine Zinsen geschuldet. § 9(3) findet entsprechende Anwendung. Steuern, Abgaben und amtliche Gebühren können von einer etwaigen Zahlung abgezogen werden, sofern der Anleihegläubiger solche Steuern, Abgaben oder amtlichen Gebühren nicht zuvor gezahlt hat.	(1)	Cash Payment in Lieu of Delivery of Shares. If and insofar as due to legal reasons the Issuer is unable to issue Shares from conditional capital upon the exercise of a Conversion Right by a Bondholder, the Issuer shall be obligated to pay to the Bondholder a cash amount in Euro (the “Cash Payment”) in lieu of the delivery of the Shares to which the Bondholder is otherwise entitled pursuant to § 6(1), but which the Issuer is unable to issue. The Cash Payment relating to one Share shall be calculated as an amount equal to the volume-weighted arithmetic mean value of the XETRA-Quotations on the five consecutive Trading Days beginning on the second Trading Day following the Notification Day (§ 10(2)) (the “Calculation Period”), rounded to the nearest full cent with EUR 0.005 being rounded downwards. Fractions of Shares or compensation therefore shall be excluded. The Cash Payment shall be effected by the Issuer not later than on the third Business Day following the last day of the Calculation Period. No interest shall be payable with respect to the Cash Payment. § 9(3) shall apply accordingly. Taxes, duties and governmental charges may be deducted from a payment obligation, unless the Bondholder has already paid such taxes, duties or governmental charges.

(2)	Benachrichtigung. Die Emittentin wird den Anleihegläubiger, der eine Wandlungserklärung abgegeben hat, nicht später als am siebten Geschäftstag nach dem Wandlungstag (schriftlich, per Telefax, oder auf andere Art und Weise unter Benutzung der in der Wandlungserklärung angegebenen Anschrift) benachrichtigen, ob die Emittentin eine Barzahlung zu leisten hat (der Tag, an dem die Emittentin eine solche Nachricht abschickt, wird als „Benachrichtigungstag” bezeichnet).	(2)	Notification. The Issuer shall notify the Bondholder who has delivered a Conversion Notice no later than on the seventh Business Day after the Conversion Date (in writing, by telefax, or otherwise using the address stated in the Conversion Notice) whether the Issuer has to effect a Cash Payment (the day on which such notification is dispatched by the Issuer being the “Notification Day”).

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	§ 11		§ 11
	Bereitstellung von Aktien; Lieferung alter Aktien; Dividenden		Procurement of Shares; Delivery of Existing Shares, Dividends

(1)	Bedingtes Kapital. Die Aktien werden nach Durchführung der Wandlung aus einem bedingten Kapital der Emittentin stammen. Unbeschadet § 10 ist die Emittentin berechtigt, nach freiem Ermessen an Anleihegläubiger statt Aktien aus dem bedingten Kapital bestehende Aktien zu liefern (oder liefern zu lassen), vorausgesetzt, solche Aktien gehören derselben Gattung an wie die andernfalls zu liefernden Aktien aus bedingtem Kapital (ausgenommen die Dividendenberechtigung, die jedoch nicht geringer sein darf als die Dividendenberechtigung der jungen Aktien, die anderenfalls an den betreffenden Anleihegläubiger zu liefern gewesen wären), und vorausgesetzt, die Lieferung solcher Aktien kann rechtmäßig erfolgen und beeinträchtigt nicht die Rechte des betreffenden Anleihegläubigers (im Vergleich zur Lieferung von Aktien aus bedingtem Kapital).	(1)	Conditional Capital. Upon execution of the conversion, new Shares will be issued out of a conditional capital of the Issuer. The Issuer shall, notwithstanding § 10, at its sole discretion be entitled to deliver (or cause to be delivered) at the Conversion Price Shares to any Bondholder instead of the delivery of new Shares out of conditional capital, provided that such Shares shall be of the same class as the Shares otherwise to be delivered from conditional capital except for a different dividend entitlement (which shall be no less than the dividend entitlement of the new Shares that would have otherwise been delivered to the relevant Bondholder) and that such delivery of such Shares can be legally effected and does not impair the rights of the relevant Bondholders (in comparison to a delivery of new Shares).

(2)	Dividenden. Aktien, die aufgrund der Wandlung aus bedingtem Kapital (§ 11(1)) ausgegeben werden, sind ab Beginn des Geschäftsjahres der Emittentin, in dem die Aktien ausgegeben werden, für dieses und alle folgenden Geschäftsjahre der Emittentin dividendenberechtigt, und können zunächst als „junge” Aktien eine eigene Wertpapierkennung haben.	(2)	Dividends. Shares issued upon conversion out of conditional capital (§ 11(1)) are entitled to dividends (if any) for the then current and all following business years as from the beginning of the business year of the Issuer in which such Shares are issued, and may initially have a separate securities code.

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	§ 12		§ 12
	Verwässerungsschutz		Anti-Dilution Protection

(1)	Bezugsrecht für Aktionäre. Wenn die Emittentin bis zur letzten Möglichkeit der Ausübung des Wandlungsrechts unter Gewährung von Bezugsrechten an ihre Aktionäre gemäß § 186 AktG (i) ihr Grundkapital durch Ausgabe neuer Aktien gegen Einlagen erhöht, oder (ii) weitere Schuldverschreibungen mit Options- oder Wandlungsrechten oder -pflichten, Gewinnschuldverschreibungen oder Genussscheine begibt oder garantiert oder eigene Aktien veräußert, ist jedem Anleihegläubiger, der zu Beginn des entsprechenden Nichtausübungszeitraums sein Wandlungsrecht noch nicht wirksam ausgeübt hat, vorbehaltlich der weiteren Bestimmungen des § 12(1), ein Bezugsrecht in dem Umfang einzuräumen, wie es ihm zustünde, wenn eine Ausübung des Wandlungsrechts an dem Geschäftstag unmittelbar vor dem Ex-Tag erfolgt wäre.	(1)	Preemptive Rights for Shareholders. If the Issuer until the last date on which the Conversion Rights may be executed subject to preemptive rights of its shareholders pursuant to sec. 186 of the German Stock Corporation Act (Aktiengesetz), (i) increases its share capital by issuing new shares against capital contributions; or (ii) issues or guarantees further debt securities with warrants or bonds with option or conversion rights or conversion obligations, profit-linked bonds or profit participation certificates or sells own shares, each Bondholder, who at the beginning of the relevant Excluded Period has not yet exercised its Conversion Right, shall, subject to the further provisions of § 12(1), be granted a pre-emptive right equal to the right it would have been entitled to had the Conversion Right been exercised on the Business Day immediately preceding the Ex-Date.

	„Ex-Tag” ist der erste Handelstag, an dem die Aktien „ex Bezugsrecht”, „ex Dividende” oder ex eines anderen Rechts gehandelt werden.		“Ex-Date” shall mean the first Trading Day on which the Shares are traded “ex subscription right”, “ex dividend” or ex any other right giving rise to an adjustment of the quoted price.

	Anstelle der Einräumung eines Bezugsrechts kann die Emittentin eine Anpassung des Wandlungspreises vornehmen:		Instead of granting a preemptive right, the Issuer may elect to adjust the Conversion Price:

	Der Wandlungspreis wird um den Betrag ermäßigt, der dem volumengewichteten arithmetischen Mittel der Kurse des einer Aktie gewährten Bezugsrechts an allen Börsenhandelstagen an der Frankfurter Wertpapierbörse entspricht.		The Conversion Price shall be reduced by the amount equal to the volume-weighted arithmetic average of the stock prices of a subscription right granted by one share on all trading days of the Frankfurt Stock Exchange.

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	Findet kein Bezugsrechtshandel an der Frankfurter Wertpapierbörse statt, wird der Wert des Bezugsrechts wie folgt verbindlich ermittelt:		If subscription rights are not traded at the Frankfurt Stock Exchange, the value of the subscription right shall be determined with binding effect as follows:

	BR = (Ka - Kn) / (BV + 1)		BR = (Ka - Kn) / (BV + 1)

	BR: Bezugsrecht		BR: Subscription Right

	Ka: Börsenkurs der alten Aktien		Ka: Stock price of old shares

	Kn: Ausgabekurs der neuen Aktien		Kn: Issue price of New Shares

	BV: Bezugsverhältnis		BV: Subscription ratio

	Der Börsenkurs „Ka” der alten Aktien wird wie folgt ermittelt: Volumengewichteter arithmetischer Mittelwert der an der Frankfurter Wertpapierbörse im Parkett- und XETRA-Handel festgestellten Schlusskurse der Aktie der Emittentin während der Bezugsfrist.		The stock price “Ka” of the old shares shall be determined as follows: volume-weighted arithmetic mean of the closing prices of the Issuer’s shares determined in the floor and XETRA trade of the Frankfurt Stock Exchange during the subscription period.

(2)	Kapitalerhöhung aus Gesellschaftsmitteln. Im Falle einer Kapitalerhöhung der Emittentin aus Gesellschaftsmitteln gemäß § 207 AktG (d.h. durch Umwandlung von Kapitalrücklagen oder Gewinnrücklagen) unter Ausgabe neuer Aktien vor Ablauf des Ausübungszeitraums oder einem früheren Rückzahlungstag wird der Wandlungspreis mit dem nach der nachstehenden Formel errechneten Wert multipliziert:	(2)	Capital Increase from Company Reserves. In the event of a capital increase of the Issuer from company reserves (i.e., capital reserves (Kapitalrücklagen) or retained earnings (Gewinnrücklagen)) pursuant to sec. 207 AktG (Kapitalerhöhung aus Gesellschaftsmitteln) by issuing new shares prior to the expiration of the Conversion Period or an earlier date of redemption, the Conversion Price shall be multiplied by the number determined by the following formula:

	Dabei ist		Whereas

	N0: die Anzahl der ausgegebenen Aktien vor der Kapitalerhöhung aus Gesellschaftsmitteln, und		N0: the number of issued Shares before the increase of share capital from company reserves, and

	Nn: die Anzahl der ausgegebenen Aktien nach der Kapitalerhöhung aus Gesellschaftsmitteln.		Nn: the number of issued Shares after the increase of share capital from company reserves.

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(3)	Änderung der Zahl der Aktien ohne Änderung des Grundkapitals; Kapitalherabsetzung. Sofern bis zur letzten Möglichkeit der Ausübung des Wandlungsrechts (i) die Zahl der ausstehenden Aktien ohne Änderung des Grundkapitals der Emittentin geändert wird (z.B. in Folge eines Aktiensplits oder einer Zusammenlegung von Aktien (umgekehrter Aktiensplit)), oder (ii) das Grundkapital der Emittentin durch Zusammenlegung von Aktien herabgesetzt wird, gilt § 12(2) entsprechend.	(3)	Changes in the Number of Shares without Change in the Share Capital; Capital Decrease. If until the last date on which the Conversion Rights may be executed (i) the number of outstanding Shares is being changed without a change in the aggregate amount of the Issuer’s share capital (e.g. by means of splitting or combining shares (reverse split)) or (ii) the Issuer decreases its share capital by combining shares, § 12(2) shall apply mutatis mutandis.

	Im Falle einer Herabsetzung des Grundkapitals der Emittentin allein durch Herabsetzung des auf die einzelne Aktie entfallenden anteiligen Betrages des Grundkapitals bleibt das Wandlungsverhältnis unverändert, jedoch mit der Maßgabe, dass nach einem solchen Ereignis zu liefernde Aktien mit ihrem jeweiligen neuen, auf die einzelne Aktie entfallenden anteiligen Betrag des Grundkapitals geliefert werden.		In the event of a decrease of the Issuer’s share capital which is solely the result of a reduction of the amount in the share capital represented by each Share, the Conversion Price shall remain unchanged provided that Shares to be delivered after the occurrence of such an event shall be delivered with their respective new portion of the share capital allotted to them.

	Ist die Kapitalherabsetzung mit einer Kapitalrückzahlung oder einem entgeltlichen Erwerb eigener Aktien verbunden, bleibt der Wandlungspreis und damit das Wandlungsverhältnis unverändert.		If the capital decrease is connected with a capital repayment or a share repurchasing, the Conversion Price and therefore the Conversion Ratio remain unaffected.

(4)	Ausschüttungen. Falls die Emittentin bis zur letzten Möglichkeit der Ausübung des Wandlungsrechts an ihre Aktionäre Vermögenswerte, insbesondere Dividenden, gewährt, mindert sich der Wandlungspreis um den Betrag der Brutto-Ausschüttung je Aktie, soweit diese 4 % des anteiligen Betrags der Aktie am Grundkapital p.a. übersteigt.	(4)	Distributions. If the Issuer until the last date on which the Conversion Rights may be executed distributes, allots or grants to its shareholders (i) assets, in particular dividends, the Conversion Price will be reduced by the amount of the gross distribution per Share, insofar as this exceeds 4% of the pro rata participation of the share in the registered capital p.a.

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(5)	Andere Ereignisse. Bei einer Maßnahme nach dem Umwandlungsgesetz oder bei dem Eintritt eines anderen Ereignisses, das die Aktien, das Wandlungsverhältnis oder den Wandlungspreis berühren könnte, bleibt das Wandlungsverhältnis unverändert. Es wer-den insbesondere keine Anpassungen vorgenommen im Hinblick auf (i) die Ausgabe von Aktienoptionen an Mitglieder des Vorstands, des Aufsichtsrats oder Mitarbeiter der Emittentin oder ihrer Tochtergesellschaften im Rahmen von Aktienoptions-Programmen der Emittentin oder (ii) die Ausgabe von Aktien aus am Emissionstag bereits existierenden bedingtem oder genehmigten Kapital.	(5)	Other events. In the event of a measure pursuant to the German Transformation Act (Umwandlungsgesetz, UmwG) or in any other event which may affect the Shares, the Conversion Ratio or the Conversion Price, the Conversion Ratio shall remain unaffected. In particular, no adjustments shall be made in relation to (i) the issuance of stock options for members of the management board or supervisory board or employees of the Issuer or its subsidiaries under stock option programs of the Issuer or (ii) the issuance of Shares out of conditional or authorized capital existing on the Issue Date.

(6)	Wirksamkeit; Ausschluss. Anpassungen nach Maßgabe dieses § 12 werden mit Wirkung zum Beginn des Ex-Tages wirksam. Anpassungen nach Maßgabe dieses § 12 werden nicht vorgenommen, sofern der Ex-Tag im Falle von Schuldverschreibungen, für die das Wandlungsrecht ausgeübt wurde, nach dem Tag liegt, an dem die Aktien dem Depotkonto des betreffenden Anleihegläubigers gemäß § 9(1) gutgeschrieben wurden, oder, im Falle von nicht gewandelten Schuldverschreibungen, nach dem letzten Tag des Wandlungszeitraums bzw. nach dem früheren für die Rückzahlung festgelegten Tag.	(6)	Effectiveness; Preclusion. Adjustments pursuant to this § 12 shall become effective with the Ex-Date. Adjustments pursuant to this § 12 will not be made if the Ex-Date is, in the case of Bonds in respect of which the Conversion Right has been exercised, the date on which the Shares have been delivered pursuant to § 9(1) to the securities deposit account of the Bondholder or, in the case of Bonds not converted, later than the last day of the Conversion Period or the earlier date fixed for redemption, as the case may be.

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(7)	Auf- bzw. Abrundung und Lieferung. Der Wandlungspreis, der sich aufgrund einer Anpassung gemäß § 12 ergibt, wird auf vier Nachkommastellen aufgerundet; das Wandlungsverhältnis, das sich aufgrund des so angepassten und gerundeten Wandlungspreises errechnet, wird (vor einer etwaigen Addition von Aktien) auf vier Nachkommastellen abgerundet. Die sich daraus ergebende Zahl von Aktien wird gemäß § 9(1) geliefert. Bruchteile von Aktien werden gemäß § 9(1) zusammengefasst. Verbleibende Bruchteile von Aktien werden nicht ausgeglichen.	(7)	Rounding up or down and Delivery. The Conversion Price determined by an adjustment pursuant to § 12 shall be rounded upwards to four decimal points; the Conversion Ratio, calculated on the basis of the Conversion Price so adjusted and rounded, shall be rounded downwards to four decimal points (before any aggregation of Shares). The number of Shares resulting therefrom shall be delivered pursuant to § 9(1). Fractions of Shares shall be aggregated in accordance with § 9(1). Remaining fractions of Shares shall not be compensated.

(8)	Zuständigkeit; Bekanntmachung. Anpassungen gemäß diesem § 12 werden durch die Wandlungsstelle oder, nach Wahl der Anleiheschuldnerin, einen von der Anleiheschuldnerin auf ihre Kosten zu bestellenden geeigneten Dritten vorgenommen und sind (sofern nicht ein offensichtlicher Fehler vorliegt) für alle Beteiligten bindend.	(8)	Responsibility; Notice. Adjustments pursuant to this § 12 shall be made by the Conversion Agent or, at the option of the Issuer, an appropriate third party appointed by the Issuer at the expense of the Issuer and will be binding on all parties involved, absent an obvious mistake.

	Jedwede Anpassung des Wandlungsverhältnisses gemäß diesem § 12 darf nicht zu einem Wandlungspreis führen, der niedriger ist als der auf die einzelne Aktie entfallende anteilige Betrag am Grundkapital der Emittentin.		Any adjustment to the Conversion Price pursuant to this § 12 shall not cause the Conversion Price to fall below the nominal participation in the registered capital represented by each Share.

(9)	Bekanntmachung von Anpassungen. Die Emittentin wird eine Anpassung des Wandlungsverhältnisses, des Wandlungspreises und/oder jede andere Anpassung der Bedingungen des Wandlungsrechts in Übereinstimmung mit § 16 bekannt machen.	(9)	Disclosure of adjustments. The Issuer shall disclose any adjustments to the Conversion Ratio, the Conversion Price and/or any other adjustments to the terms and conditions of the conversion right pursuant to § 16.

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	§ 13		§ 13
	Nachrang / Vorinsolvenzliche Durchsetzungssperre		Subordination / Pre-insolvency enforcement restriction

Nachrang / Vorinsolvenzliche Durchsetzungssperre. Die Schuldverschreibungen begründen nach Maßgabe dieses § 13 nachrangige sowie unbesicherte Verbindlichkeiten der Emittentin auf Rückzahlung des Nennbetrags von EUR 5,00 je Schuldverschreibung und auf Zahlung von fälligen Zinsen auf die Schuldverschreibungen. Diese Anleihebedingungen enthalten zudem nach Maßgabe dieses § 13 eine vorinsolvenzliche Durchsetzungssperre.		Subordination / Pre-insolvency enforcement restriction. In accordance with the provisions of this § 13, the Bonds constitute subordinated and unsecured liabilities of the Issuer for repayment of the Principal Amount of EUR 5.00 per Bond and for payment of interest due on the Bonds. These terms and conditions also contain a pre-insolvency enforcement restriction in accordance with § 13.

(1)	Die Anleihegläubiger treten gemäß § 39 Absatz 2 Insolvenzordnung (InsO) mit ihrem Anspruch auf Rückzahlung des Nennbetrags von EUR 5,00 je Schuldverschreibung und auf Zahlung von fälligen Zinsen auf die Schuldverschreibungen (zusammen: „Nachrangforderungen”) in der Weise im Rang hinter die Forderungen im Sinne des § 39 Abs. 1 Nr. 5 InsO zurück, dass die Nachrangforderungen erst nach sämtlichen in § 39 Absatz 1 Nr. 1 bis 5 InsO bezeichneten Ansprüchen und Forderungen aller übrigen bestehenden und zukünftigen Gläubiger der Emittentin (einschließlich der European Investment Bank, so lange diese Gläubigerin der Emittentin ist) zu befriedigen sind. Die Nachrangforderungen der Anleihegläubiger können nach Eröffnung eines Insolvenzverfahrens über das Vermögen der Emittentin nur aus einem etwaigen Liquidationsüberschuss oder aus einem die sonstigen Verbindlichkeiten übersteigenden Vermögen der Emittentin, das nach Befriedigung aller übrigen bestehenden und zukünftigen Gläubiger der Emittentin verbleibt, beglichen werden. Diese Regelung kann zu einer dauerhaften und endgültigen Nichterfüllung der Nachrangforderungen der Anleihegläubiger aus den Schuldverschreibungen führen.	(1)	In accordance with sec. 39 (2) of the German Insolvency Code (InsO), the Bondholders’ claims to repayment of the Principal Amount of EUR 5.00 per Bond and to payment of interest due on the Bonds (collectively: “Subordinated Claims”) rank behind the claims within the meaning of sec. 39 (1) No. 5 InsO in such way that the Subordinated Claims are only to be satisfied after all claims and demands of all other existing and future creditors of the Issuer (including the European Investment Bank, as long as it is a creditor of the Issuer). After opening of insolvency proceedings over the assets of the Issuer, the Subordinated Claims of the Bondholders can only be settled from any liquidation surplus or from assets of the Issuer exceeding the other liabilities, which remain after all other existing and future creditors of the Issuer have been satisfied. This arrangement may lead to a permanent and final non-performance of the Bondholders’ Subordinated Claims under the Bonds.

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(2) Die Anleihegläubiger verpflichten sich, die Nachrangforderungen vor Eröffnung eines Insolvenzverfahrens der Emittentin solange und soweit nicht geltend zu machen, wie die Geltendmachung oder Erfüllung dieser Nachrangforderungen einen Grund für die Eröffnung des Insolvenzverfahrens über das Vermögen der Emittentin herbeiführen würde, also zu einer Zahlungsunfähigkeit der Emittentin im Sinne von § 17 InsO oder einer Überschuldung der Emittentin im Sinne von § 19 InsO (in ihrer im jeweiligen Zeitpunkt geltenden Fassung) führen würde („vorinsolvenzliche Durchsetzungssperre”). Dies gilt ebenfalls, wenn die Zahlungsunfähigkeit der Emittentin im Sinne von § 17 InsO oder Überschuldung der Emittentin im Sinne von § 19 InsO eingetreten sind, aber noch kein Insolvenzverfahren eröffnet wurde. Die vorinsolvenzliche Durchsetzungssperre kann zu einer dauerhaften und endgültigen Nichterfüllung der Nachrangforderungen der Anleihegläubiger führen.	(2) The Bondholders undertake to not assert the Subordinated Claims prior to the opening of insolvency proceedings against the Issuer for as long as and to the extent that the assertion or fulfilment of these Subordinated Claims would lead to a cause for the opening of insolvency proceedings against the assets of the Issuer, i.e. would result in the inability of the Issuer to pay within the meaning of sec. 17 InsO or the over-indebtedness of the Issuer within the meaning of sec. 19 InsO (as applicable from time to time) (“Pre-Insolvency Enforcement Restriction”). This also applies if the insolvency of the Issuer within the meaning of section 17 InsO or overindebtedness of the Issuer within the meaning of section 19 InsO has occurred but insolvency proceedings have not yet been opened. The Pre-Insolvency Enforcement Restriction may lead to a permanent and final non-performance of the Bondsholders’ Subordinated Claims.

Eine Änderung der vorstehenden Rangregelungen bedarf der Zustimmung aller übrigen bestehenden und zukünftigen Gläubiger der Emittentin, einschließlich der European Investment Bank (so lange diese Gläubigerin der Emittentin ist).	Any change in the above subordination provisions requires the consent of all other existing and future creditors of the Issuer, including the European Investment Bank (as long as it is a creditor of the Issuer).

Die vorstehenden Rangregelungen (einschließlich der Regelung betreffend das Erfordernis der Zustimmung der Gläubiger zur Änderung der Rangregelungen) stellen einen echten Vertrag zugunsten Dritter zugunsten aller übrigen bestehenden und zukünftigen Gläubiger der Emittentin, einschließlich der European Investment Bank (so lange diese Gläubigerin der Emittentin ist), dar.	The above subordination provisions (including the provision regarding the requirement of a consent of the creditors for changes in the subordination provisions) constitute a genuine contract for the benefit of a third party (echter Vertrag zu Gunsten Dritter) in favour of all other existing and future creditors of the Issuer, including the European Investment Bank (as long as it is a creditor of the Issuer).

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	§ 14		§ 14
	Kündigung durch Anleihegläubiger		Termination by Bondholders

(1)	Kündigungsrecht. Anleihegläubiger, die einzeln oder zusammen mindestens 25 % der ausstehenden Schuldverschreibungen halten, sind bei Vorliegen eines wichtigen Grundes berechtigt, ihre sämtlichen Ansprüche aus den Schuldverschreibungen durch Abgabe einer Kündigungserklärung (die “Kündigungserklärung”) gegenüber der Emittentin zu kündigen und fällig zu stellen und Rückzahlung des Nennbetrags nebst Zinsen zu verlangen. Ein solcher wichtiger Grund liegt insbesondere vor:	(1)	Right to Terminate. In case of the existence of an important reason, Bondholders, holding individually or jointly at least 25% of the outstanding Bonds, are entitled to declare due and payable by submitting a notice of termination (“Termination Notice”) to the Issuer their entire claims arising from the Bonds and claim payment of their Principal Amount plus interest. Such an important reason shall exist especially:

	(a) wenn die Emittentin, gleichgültig aus welchen Gründen, innerhalb von 90 Tagen nach dem betreffenden Zahlungstrag irgendwelche Beträge, die fällig und auf die Schuldverschreibungen zahlbar sind, nicht zahlt; oder		(a) if the Issuer, for any reason whatsoever, fails within 90 days after the relevant payment date to pay any amounts due and payable on the Bonds; or

	(b) im Falle der Eröffnung eines Insolvenzverfahrens über das Vermögen der Emittentin oder im Falle der Ablehnung der Eröffnung eines solchen Insolvenzverfahrens mangels Masse; oder		(b) in case of the opening of insolvency proceedings for the Issuer’s assets or in the case of the rejection of the opening of such insolvency proceedings due to a lack of net assets; or

	(c) wenn die Emittentin aufgrund eines Liquidationsbeschlusses der Hauptversammlung liquidiert wird.		(c) if the Issuer is liquidated due to a liquidation resolution passed by the shareholders’ meeting.

(2)	Erlöschen des Kündigungsrechts. Das Kündigungsrecht der Anleihegläubiger erlischt, falls der Kündigungsgrund vor Ausübung des Kündigungsrechts geheilt wurde.	(2)	Cessation of Termination Right. The Bondholders’ right to declare the Bonds due and payable will cease in the event that the event of default has been remedied prior to the exercise of the termination right.

(3)	Kündigungserklärung. Eine Kündigungserklärung hat in der Weise zu erfolgen, dass der Anleihegläubiger der Emittentin eine schriftliche Erklärung übergibt oder durch eingeschriebenen Brief übersendet und dabei durch eine Bescheinigung seiner Depotbank nachweist, dass er die betreffenden Schuldverschreibungen zum Zeitpunkt der Erklärung hält.	(3)	Termination Notice. Any Termination Notice shall be made by means of a written notice to be delivered by hand or registered mail to the Issuer together with evidence by means of a certificate of the Bondholder’s depository bank that such Bondholder at the time of such written notice is a holder of the relevant Bonds.

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	§ 15		§ 15
	Zahlstellen, Wandlungsstellen		Paying Agents; Conversion Agents

(1)	Zahlstellen. Die Emittentin hat die Bankhaus Gebr. Martin AG, Schlossplatz 7, D-73033 Göppingen, zur Hauptzahlstelle („Hauptzahlstelle” und zusammen mit etwaigen anderen von der Emittentin gemäß § 15(3) bestellten Zahlstellen, „Zahlstellen”) bestellt. Die Zahlstellen sind von den Beschränkungen des § 181 des Bürgerlichen Gesetzbuchs befreit. Adressänderungen werden gemäß § 16 bekannt gemacht.	(1)	Paying Agents. The Issuer has appointed Bankhaus Gebr. Martin AG, Schlossplatz 7, D-73033 Göppingen, to act as principal paying agent (“Principal Paying Agent” and, together with any other paying agent appointed by the Issuer in accordance with § 15(3), “Paying Agents”). The Paying Agents are exempt from the restrictions of sec. 181 of the German Civil Code (Bürgerliches Gesetzbuch). Changes of address shall be published in accordance with § 16.

(2)	Wandlungsstelle. Die Emittentin hat die Bankhaus Gebr. Martin AG, Schlossplatz 7, D-73033 Göppingen, zur Hauptwandlungsstelle („Hauptwandlungsstelle” und zusammen mit etwaigen anderen von der Emittentin gemäß § 15(3) bestellten Wandlungsstellen, die „Wandlungsstellen”) bestellt. Die Wandlungsstellen sind von den Beschränkungen des § 181 BGB befreit. Adressänderungen werden gemäß § 16 bekannt gemacht.	(2)	Conversion Agent. The Issuer has appointed Bankhaus Gebr. Martin AG, Schlossplatz 7, D-73033 Göppingen, to act as principal conversion agent (“Principal Conversion Agent” and, together with any other conversion agent appointed by the Issuer in accordance with § 15(3), the “Conversion Agents”). The Conversion Agents are exempt from the restrictions of sec. 181 of the German Civil Code (Bürgerliches Gesetzbuch). Changes of address shall be published in accordance with § 16.

(3)	Ersetzung. Die Emittentin kann jederzeit durch Bekanntmachung gemäß § 16 mit einer Frist von mindestens 30 Tagen eine andere Bank zur Zahlstelle oder Wandlungsstelle bestellen. Die Zahlstellen und die Wandlungsstellen können jederzeit von ihrem jeweiligen Amt zurücktreten. Der Rücktritt wird jedoch nur wirksam mit der Bestellung einer anderen Bank zur neuen Zahlstelle bzw. Wandlungsstelle durch die Emittentin unter Bekanntmachung dieser Bestellung gemäß § 16 mit einer Frist von mindestens 30 Tagen.	(3)	Substitution. The Issuer may at any time, by giving not less than 30 days’ notice by publication in accordance with § 16, appoint another bank as Paying Agent or Conversion Agent. Each of the Paying Agents or the Conversion Agents may at any time resign from their respective offices. Such resignation shall become effective only upon the appointment by the Issuer of a bank as the new Paying Agent and/or Conversion Agent and the giving of not less than 30 days’ notice of any such appointment by publication in accordance with § 16.

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	§ 16		§ 16
	Bekanntmachungen		Notices

	Die Emittentin wird Bekanntmachungen im Bundesanzeiger vornehmen. Der Tag der Veröffentlichung ist maßgeblich, soweit für Zwecke von Fristberechnungen nach diesen Anleihebedingungen auf den Tag der Bekanntmachung Bezug genommen wird.	(1)	The Issuer will publish notices in the German Federal Gazette. The day of publication is relevant insofar as these terms and conditions refer to publication days for the purpose of calculation of periods.

	§ 17		§ 17
	Änderung der Anleihebedingungen durch Beschluss der Anleihegläubiger; Gemeinsamer Vertreter		Amendments to the Terms and Conditions by resolution of the Bondholders; Joint Representative

(1)	Änderung der Anleihebedingungen. Die Anleihebedingungen können durch die Emittentin mit Zustimmung der Anleihegläubiger aufgrund Mehrheitsbeschlusses nach Maßgabe der §§ 5 ff. SchVG in seiner jeweiligen gültigen Fassung geändert werden. Die Anleihegläubiger können insbesondere einer Änderung wesentlicher Inhalte der Anleihebedingungen, einschließlich der in § 5 Abs. 3 SchVG vorgesehenen Maßnahmen, zustimmen und einen gemeinsamen Vertreter bestellen. Ein ordnungsgemäß gefasster Mehrheitsbeschluss ist für alle Anleihegläubiger verbindlich.	(1)	Amendments to the Terms and Conditions. The Issuer may amend the terms and conditions with consent by a majority resolution of the Bondholders pursuant to sec. 5 et seq. of the German Act on Issues of Debt Securities (Gesetz über Schuldverschreibungen aus Gesamtemissionen, SchVG), as amended from time to time. In particular, the Bondholders may consent to amendments which materially change the substance of the terms and conditions, including such measures as provided for under sec. 5 para. 3 of the SchVG, and appoint a joint representative. A duly passed majority resolution shall be binding upon all Bondholders.

(2)	Nachweise. Anleihegläubiger haben die Berechtigung zur Teilnahme an der Abstimmung zum Zeitpunkt der Stimmabgabe durch besonderen Nachweis der Depotbank und die Vorlage eines Sperrvermerks der Depotbank zugunsten der Zahlstelle als Hinterlegungsstelle für den Abstimmungszeitraum nachzuweisen.	(2)	Proof of Eligibility. Bondholders must demonstrate their eligibility to participate in the vote at the time of voting by means of a special confirmation of the Depositary Bank hereof and by submission of a blocking instruction by the Depositary Bank for the benefit of the Paying Agent as depository (Hinterlegungsstelle) for the voting period.

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	§ 18		§ 18
	Verschiedenes		Miscellaneous

(1)	Anwendbares Recht. Form und Inhalt der Schuldverschreibungen sowie sämtliche sich aus diesen Anleihebedingungen ergebenden Rechte und Pflichten der Anleihegläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach dem Recht der Bundesrepublik Deutschland.	(1)	Governing Law. The Bonds, with regard to both form and content, as well as all rights and obligations arising from these terms and conditions for the Bondholders and the Issuer shall in all respects be governed by German law.

(2)	Erfüllungsort. Erfüllungsort ist Frankfurt am Main, Bundesrepublik Deutschland.	(2)	Place of Performance. Place of performance shall be Frankfurt am Main, Federal Republic of Germany.

(3)	Gerichtsstand. Gerichtsstand für alle Rechtsstreitigkeiten aus den in diesen Anleihebedingungen geregelten Angelegenheiten ist, soweit rechtlich zulässig, und vorbehaltlich des nachstehenden Absatzes, Frankfurt am Main, Deutschland.	(3)	Place of Jurisdiction. The place of jurisdiction for all proceedings arising from matters provided for in these terms and conditions shall, to the extent legally permitted and subject to the following paragraph, be Frankfurt am Main, Germany.

(4)	Für Entscheidungen gemäß § 9 Abs. 2, § 13 Abs. 3 und § 18 Abs. 2 SchVG ist gemäß § 9 Abs. 3 SchVG das Amtsgericht zuständig, in dessen Bezirk die Emittentin ihren Sitz hat. Für Entscheidungen über die Anfechtung von Beschlüssen der Anleihegläubiger ist gemäß § 20 Abs. 3 SchVG das Landgericht ausschließlich zuständig, in dessen Bezirk die Emittentin ihren Sitz hat.	(4)	The local court (Amtsgericht) in the district where the Issuer has its registered office will have jurisdiction for all judgments pursuant to sec. 9 para. 2, sec. 13 para. 3 and sec. 18 para. 2 SchVG in accordance with sec. 9 para. 3 SchVG. The regional court (Landgericht) in the district where the Issuer has its registered office will have exclusive jurisdiction for all judgments over contested resolutions by Bondholders in accordance with sec. 20 para. 3 SchVG.

(5)	Vorlegungsfrist. Die in § 801 Abs. 1 S. 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen in Bezug auf Kapital auf zehn Jahre verkürzt. Die Vorlegungsfrist für die Schuldverschreibungen in Bezug auf Zinsen beträgt vier Jahre und beginnt mit dem Datum, an dem die jeweilige Zinszahlung erstmals fällig und zahlbar wird.	(5)	Term for Presentation. The term for presentation of the Bonds with respect to principal as set forth in sec. 801 para. 1 sentence 1 of the German Civil Code (Bürgerliches Gesetzbuch, BGB) shall be reduced to ten years. The term for presentation of the Bonds with respect to interest shall be four years after the date on which payment thereof first becomes due and payable.

(6)	Sollten einzelne Bestimmungen dieser Anleihebedingungen ganz oder teilweise unwirksam oder nicht durchsetzbar sein oder unwirksam oder nicht durchsetzbar werden, so wird hierdurch die Wirksamkeit oder die Durchsetzbarkeit der übrigen Bestimmungen nicht berührt. Anstelle der unwirksamen bzw. nicht durchsetzbaren Bestimmung soll, soweit rechtlich möglich, eine dem Sinn und wirtschaftlichen Zweck dieser Anleihebedingungen zum Zeitpunkt der Begebung der Schuldverschreibungen entsprechende Regelung gelten. Unter Umständen, unter denen sich diese Anleihebedingungen als unvollständig erweisen, soll eine ergänzende Auslegung, die dem Sinn und Zweck dieser Anleihebedingungen entspricht, unter angemessener Berücksichtigung der berechtigten Interessen der beteiligten Parteien erfolgen.	(6)	Should any of the provisions of these terms and conditions be or become invalid or unenforceable in whole or in part, the validity or the enforceability of the remaining provisions shall not in any way be affected or impaired thereby. In this case the invalid or unenforceable provision shall be replaced by a provision which, to the extent legally possible, provides for an interpretation in keeping with the meaning and the economic purposes of the terms and conditions at the time of the issue of the Bonds. Under circumstances in which these terms and conditions prove to be incomplete, a supplementary interpretation in accordance with the meaning and the purposes of these terms and conditions under due considerations of the legitimate interest of the parties involved shall be applied.

(7)	Der deutsche Wortlaut dieser Anleihebedingungen ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.	(7)	The German text of these terms and conditions is the only legally binding one. This English translation is for convenience purposes only.

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Leverkusen, den 26. Februar 2020

Biofrontera AG

Der Vorstand

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